Exhibit 99.2

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Financial Statements

June 30, 2024

Auna S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

June 30, 2024

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of June 30, 2024 and December 31, 2023

In thousands of soles	June 30, 2024	December 31, 2023	In thousands of soles	June 30, 2024	December 31, 2023
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	157,729	241,133	Loans and borrowings	516,417	385,300
Trade accounts receivable	976,381	860,916	Lease liabilities	31,363	31,867
Other assets	231,284	222,728	Trade accounts payable	843,101	749,349
Inventories	123,058	130,521	Other accounts payable	485,238	463,600
Derivative financial instruments	—	721	Provisions	16,677	19,074
Other investments	102,292	93,132	Insurance contract liabilities	44,702	39,853
Total current assets	1,590,744	1,549,151	Deferred income	204	267
			Total current liabilities	1,937,702	1,689,310
Non-current assets
Trade accounts receivable	512	420	Non-current liabilities
Other assets	22,592	21,573	Loans and borrowings	3,263,415	3,376,282
Investments in associates and joint venture	22,261	20,584	Lease liabilities	115,821	126,178
Other investments	282	289	Trade accounts payable	3,599	3,906
Property, furniture, and equipment	2,469,691	2,573,140	Other accounts payable	87,780	221,132
Intangible assets	2,984,030	3,129,187	Deferred tax liabilities	406,977	495,826
Right-of-use assets	127,768	139,386	Deferred income	252	352
Investment properties	6,662	6,959	Derivative financial instruments	42,218	—
Derivative financial instruments	66,491	81,492	Total non-current liabilities	3,920,062	4,223,676
Deferred tax assets	201,457	167,371	Total liabilities	5,857,764	5,912,986
Total non-current assets	5,901,746	6,140,401
			Equity
			Share capital	17,385	8,820
			Share premium	1,207,515	—
			Reserves	631,128	1,823,364
			Retained losses	(375,914)	(366,899)
			Equity attributable to the owner of the Company	1,480,114	1,465,285
			Non-controlling interest	154,612	311,281
			Total equity	1,634,726	1,776,566
Total assets	7,492,490	7,689,552	Total liabilities and equity	7,492,490	7,689,552

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Income and Other Comprehensive Income (Loss)
For the three and six months ended June 30, 2024 and 2023

	Three-month period ended June 30		Six-month period ended June 30
In thousands of soles	2024	2023	2024	2023
Revenue
Insurance revenue	256,336	177,858	508,532	391,584
Healthcare services revenue	784,082	702,499	1,535,260	1,320,246
Sale of medicines	80,066	65,529	152,721	128,002
Total revenue from contracts with customers	1,120,484	945,886	2,196,513	1,839,832
Cost of sales and services	(693,124)	(586,183)	(1,354,758)	(1,152,218)
Gross profit	427,360	359,703	841,755	687,614
Selling expenses	(47,652)	(51,108)	(100,903)	(96,771)
Administrative expenses	(201,559)	(191,489)	(392,486)	(335,461)
Loss for impairment of trade receivables	(3,031)	(1,615)	(2,835)	(2,775)
Other income	7,600	20,371	19,064	27,999
Operating profit	182,718	135,862	364,595	280,606
Finance income	6,580	33,090	15,319	50,825
Finance costs	(188,700)	(128,844)	(365,375)	(268,239)
Net finance cost	(182,120)	(95,754)	(350,056)	(217,414)
Share of profit of equity-accounted investees	2,277	1,669	4,516	2,831
Profit before tax	2,875	41,777	19,055	66,023
Income tax expense	5,049	(19,276)	(19,467)	(43,392)
(Loss) profit for the period	7,924	22,501	(412)	22,631
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(6,543)	41,995	(15,921)	41,652
Foreign operations – foreign currency translation differences	(164,986)	94,759	(116,174)	205,641
Equity-accounted investees – share of OCI	—	39	—	—
Changes in fair value of Put and Call liability	2,405	49,748	—	45,724
Other investments at FVOCI – net change in fair value	559	—	559	—
Income tax (expense) benefit	1,321	(12,493)	3,308	(12,392)
Other comprehensive (loss) income for the period, net of tax	(167,244)	174,048	(128,228)	280,625
Total comprehensive (loss) income for the period	(159,320)	196,549	(128,640)	303,256
(Loss) income attributable to:
Owner of the Company	3,753	1,747	(9,582)	(2,077)
Non-controlling interest	4,171	20,754	9,170	24,708
	7,924	22,501	(412)	22,631
Total comprehensive (loss) income attributable to:
Owner of the Company	(155,205)	119,548	(131,881)	218,786
Non-controlling interest	(4,115)	77,001	3,241	84,470
	(159,320)	196,549	(128,640)	303,256
Earnings per share
Basic and diluted earnings per share	0.05	0.04	(0.16)	(0.05)

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended June 30, 2024 and 2023

			Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Fair value reserve	Merger and other reserves	Retained (losses) earnings	Total	Non- controlling interest	Total equity
Balances as of December 31, 2022	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	—	699,333	(90,982)	1,064,979	493,082	1,558,061
Balances as of January 1, 2023	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	—	699,333	(90,982)	1,064,979	493,082	1,558,061
Profit for the period	—	—	—	—	—	—	—	—	(2,077)	(2,077)	24,708	22,631
Other comprehensive income for the period	—	—	—	158,688	(29,802)	55,946	—	36,031	—	220,863	59,762	280,625
Total comprehensive income for the period	—	—	—	158,688	(29,802)	55,946	—	36,031	(2,077)	218,786	84,470	303,256
Dividend distribution	—	—	—	—	—	—	—	—	—	—	(6,841)	(6,841)
Transfer to legal reserve	—	—	16,807	—	—	—	—	—	(16,807)	—	—	—
Contributions from non-controlling Shareholders	—	—	—	—	—	—	—	(1,016)	—	(1,016)	1,032	16
Total transactions with the owner of the Company	—	—	16,807	—	—	—	—	(1,016)	(16,807)	(1,016)	(5,809)	(6,825)
Balances as of June 30, 2023	236,547	386,045	73,121	(31,701)	(44,935)	39,190	—	734,348	(109,866)	1,282,749	571,743	1,854,492
Balances as of December 31, 2023	8,820	—	79,782	140,066	6,422	(29,548)	231	1,626,411	(366,899)	1,465,285	311,281	1,776,566
Loss for the period	—	—	—	—	—	—	—	—	(9,582)	(9,582)	9,170	(412)
Other comprehensive loss for the period	—	—	—	(110,245)	7,653	(20,266)	559	—	—	(122,299)	(5,929)	(128,228)
Total comprehensive loss for the period	—	—	—	(110,245)	7,653	(20,266)	559	—	(9,582)	(131,881)	3,241	(128,640)
Issuance of common stock, net of issuance costs	1,112	1,207,515	—	—	—	—	—	—	—	1,208,627	—	1,208,627
Capitalization of merger reserve	7,453	—	—	—	—	—	—	(7,453)	—	—	—	—
Acquisition of non-controlling interest	—	—	—	18,909	—	—	—	(1,076,628)	—	(1,057,719)	(159,910)	(1,217,629)
Change in fair value of put and call liability	—	—	—	—	—	—	—	(4,765)	—	(4,765)	—	(4,765)
Equity-settled share-based payment	—	—	—	—	—	—	—	—	567	567	—	567
Total transactions with the owner of the Company	8,565	1,207,515	—	18,909	—	—	—	(1,088,846)	567	146,710	(159,910)	(13,200)
Balances as of June 30, 2024	17,385	1,207,515	79,782	48,730	14,075	(49,814)	790	537,565	(375,914)	1,480,114	154,612	1,634,726

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the six months ended June 30, 2024 and 2023

	Six-month period ended June 30
In thousands of soles	2024	2023
Cash flows from operating activities
(Loss) profit for the period	(412)	22,631
Adjustments for:
Depreciation	59,840	70,239
Depreciation of right-of-use assets	13,608	12,364
Amortization	38,947	38,230
(Reversal) Impairment of inventories	(2,194)	(456)
Equity-settled share-based payment transactions	567	—
Loss on disposal of property, furniture, and equipment	813	1,234
Loss (Gain) on disposal of right-of-use assets net of leases liabilities	60	(6)
Loss on disposal of intangibles	1,168	3
Loss for impairment of trade receivables	2,835	2,775
Share of profit of equity-accounted investees	(4,516)	(2,831)
Technical provisions and other provisions	440	200
Other income for reversal of contingent consideration	—	(4,095)
Finance income	(15,319)	(50,825)
Finance costs	365,375	268,239
Income tax expense	19,467	43,392
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(211,635)	(130,329)
Inventories	6,505	573
Trade accounts payable and other accounts payable	91,516	44,664
Provisions	(2,146)	(1,258)
Insurance contract liabilities	5,834	20,148
Cash from operating activities	370,753	334,892
Income tax paid	(111,496)	(73,296)
Interest received	12,137	7,186
Net cash from operating activities	271,394	268,782
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	—	(59,994)
Purchase of properties, furniture, and equipment	(34,880)	(40,134)
Proceeds from sale of property, furniture, and equipment	127	522
Purchase of intangibles	(22,010)	(14,676)
Dividends from equity-accounted investees	622	—
Other assets (Trust funds)	—	94,539
Purchase of other investments	(12,819)	(14,691)
Proceeds from advance payment for purchase of shares	—	11,592
Payment for contingent consideration	(46,991)	(33,210)
Net cash used in investing activities	(115,951)	(56,052)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	1,267,794	—
Payments of initial public offering costs	(15,842)	—
Proceeds from loans and borrowings	474,540	2,261,000
Payment of loans and borrowings	(437,446)	(2,111,504)
Payment of lease liabilities	(22,607)	(20,403)
Payment for derivatives premiums	(35,328)	(15,044)
Contributions from non-controlling shareholders	—	16
Payment for costs of Extinguishment of debt	(16,607)	—
Interest paid	(229,067)	(253,325)
Dividend paid	—	(6,841)
Acquisition of non-controlling interest	(1,217,629)	—
Net cash used in financing activities	(232,192)	(146,101)
Net (decrease) increase in cash and cash equivalents	(76,749)	66,629
Cash and cash equivalents at January 1	241,133	208,694
Exchange difference on cash and cash equivalents for the period	(6,655)	(16,537)
Cash and cash equivalents at June 30	157,729	258,786
Transactions not representing cash flows
Assets acquired through finance lease and other financing	4,653	4,601
Assets acquired from suppliers in installments	137	9,470

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2024

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2024

For the three months period ended June 30, 2024:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	257,589	182,916	377,624	302,355	1,120,484	—	1,120,484
Inter-segment revenue (i)	10,952	72,077	—	—	83,029	(83,029)	—
Segment revenue	268,541	254,993	377,624	302,355	1,203,513	(83,029)	1,120,484
External cost of service	(78,814)	(170,403)	(273,191)	(170,716)	(693,124)	—	(693,124)
Inter-segment cost of service (i)	(72,215)	(10,313)	—	—	(82,528)	82,528	—
Segment cost of service	(151,029)	(180,716)	(273,191)	(170,716)	(775,652)	82,528	(693,124)
Gross profit	117,512	74,277	104,433	131,639	427,861	(501)	427,360
External selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)
Segment selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)
External administrative expenses	(19,522)	(25,563)	(52,312)	(63,039)	(160,436)	—	(160,436)
Inter-segment administrative expenses	(94)	(2,238)	—	—	(2,332)	2,332	—
Corporate expenses	(17,493)	(14,908)	(2,953)	(2,232)	(37,586)	(3,537)	(41,123)
Segment administrative expenses	(37,109)	(42,709)	(55,265)	(65,271)	(200,354)	(1,205)	(201,559)
Impairment losses on trade receivables	17	162	(2,995)	(210)	(3,026)	(5)	(3,031)
Other income	591	1,324	1,094	4,342	7,351	249	7,600
Inter-segment other income	3,773	496	—	—	4,269	(4,269)	—
Other income	4,364	1,820	1,094	4,342	11,620	(4,020)	7,600
Segment operating profit (loss)	44,685	27,862	45,684	70,518	188,749	(6,031)	182,718
Share of profit of equity accounted investees, net of taxes	930	—	1,347	—	2,277	—	2,277
Exchange difference, net	173	(3,733)	(36,485)	(19,005)	(59,050)	9,557	(49,493)
Interest expense, net	(4,206)	(11,635)	(28,301)	(62,039)	(106,181)	(26,446)	(132,627)
Segment profit (loss) before tax	41,582	12,494	(17,755)	(10,526)	25,795	(22,920)	2,875
Other disclosures
Depreciation and amortization	(7,956)	(10,473)	(10,828)	(24,504)	(53,761)	(2,200)	(55,961)
Capital expenditure	(4,416)	(9,278)	(12,863)	(6,301)	(32,858)	(3,069)	(35,927)
Segment assets	52,473	59,213	(103,508)	(358,346)	(350,168)	(57,748)	(407,916)
Segment liabilities	24,482	51,944	(56,140)	(186,564)	(166,278)	(76,860)	(243,138)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2024

For the three months period ended June 30, 2023:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	219,846	163,205	281,521	281,314	945,886	—	945,886
Inter-segment revenue (i)	10,257	53,561	—	—	63,818	(63,818)	—
Segment revenue	230,103	216,766	281,521	281,314	1,009,704	(63,818)	945,886
External cost of service	(66,432)	(160,121)	(203,026)	(156,604)	(586,183)	—	(586,183)
Inter-segment cost of service (i)	(52,854)	(9,104)	—	—	(61,958)	61,958	—
Segment cost of service	(119,286)	(169,225)	(203,026)	(156,604)	(648,141)	61,958	(586,183)
Gross profit	110,817	47,541	78,495	124,710	361,563	(1,860)	359,703
External selling expenses	(42,035)	(4,426)	(1,598)	(2,893)	(50,952)	(156)	(51,108)
Segment selling expenses	(42,035)	(4,426)	(1,598)	(2,893)	(50,952)	(156)	(51,108)
External administrative expenses	(19,516)	(24,889)	(46,382)	(58,525)	(149,312)	—	(149,312)
Inter-segment administrative expenses	(230)	(1,540)	—	—	(1,770)	1,770	—
Corporate expenses	(21,954)	(19,053)	(1,473)	—	(42,480)	303	(42,177)
Segment administrative expenses	(41,700)	(45,482)	(47,855)	(58,525)	(193,562)	2,073	(191,489)
Impairment losses on trade receivables	232	(230)	(1,140)	(406)	(1,544)	(71)	(1,615)
Other expenses
Other income	379	1,702	11,642	6,648	20,371	—	20,371
Inter-segment other income	2,765	287	—	—	3,052	(3,052)	—
Other income	3,144	1,989	11,642	6,648	23,423	(3,052)	20,371
Segment operating profit (loss)	30,458	(608)	39,544	69,534	138,928	(3,066)	135,862
Share of profit of equity accounted investees, net of taxes	581	—	1,088	—	1,669	—	1,669
Exchange difference, net	1,996	1,222	53,943	14,448	71,609	(41,647)	29,962
Interest expense, net	(5,767)	(11,167)	(22,037)	(63,568)	(102,539)	(23,177)	(125,716)
Segment profit (loss) before tax	27,268	(10,553)	72,538	20,414	109,667	(67,890)	41,777
Other disclosures
Depreciation and amortization	(7,231)	(10,144)	(9,844)	(26,843)	(54,062)	(2,267)	(56,329)
Capital expenditure	(4,820)	(5,200)	(16,161)	7,849	(18,332)	(2,736)	(21,068)
Segment assets	31,027	27,362	188,459	92,852	339,700	(232,060)	107,640
Segment liabilities	(46,528)	32,042	(34,811)	51,991	2,694	(142,290)	(139,596)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2024

For the six months period ended June 30, 2024:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	502,430	356,775	726,510	610,798	2,196,513	—	2,196,513
Inter-segment revenue (i)	19,547	139,144	—	—	158,691	(158,691)	—
Segment revenue	521,977	495,919	726,510	610,798	2,355,204	(158,691)	2,196,513
External cost of service	(154,523)	(332,413)	(533,038)	(334,784)	(1,354,758)	—	(1,354,758)
Inter-segment cost of service (i)	(139,406)	(18,283)	—	—	(157,689)	157,689	—
Segment cost of service	(293,929)	(350,696)	(533,038)	(334,784)	(1,512,447)	157,689	(1,354,758)
Gross profit	228,048	145,223	193,472	276,014	842,757	(1,002)	841,755
External selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)
Segment selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)
External administrative expenses	(36,971)	(51,233)	(100,602)	(129,450)	(318,256)	—	(318,256)
Inter-segment administrative expenses	(171)	(2,737)	—	—	(2,908)	2,908	—
Corporate expenses	(32,333)	(29,984)	(5,905)	(4,462)	(72,684)	(1,546)	(74,230)
Segment administrative expenses	(69,475)	(83,954)	(106,507)	(133,912)	(393,848)	1,362	(392,486)
Impairment losses on trade receivables	102	404	(2,998)	(415)	(2,907)	72	(2,835)
Other income	1,191	2,807	2,778	12,439	19,215	(151)	19,064
Inter-segment other income	5,505	501	—	—	6,006	(6,006)	—
Other income	6,696	3,308	2,778	12,439	25,221	(6,157)	19,064
Segment operating profit (loss)	84,124	54,781	83,431	148,444	370,780	(6,185)	364,595
Share of profit of equity accounted investees, net of taxes	1,943	—	2,573	—	4,516	—	4,516
Exchange difference, net	(1,432)	(5,155)	(37,707)	(12,206)	(56,500)	9,921	(46,579)
Interest expense, net	(10,448)	(23,171)	(57,786)	(158,310)	(249,715)	(53,762)	(303,477)
Segment profit (loss) before tax	74,187	26,455	(9,489)	(22,072)	69,081	(50,026)	19,055
Other disclosures
Depreciation and amortization	(15,764)	(20,713)	(21,499)	(50,067)	(108,043)	(4,352)	(112,395)
Capital expenditure	(7,946)	(15,844)	(21,862)	(10,408)	(56,060)	(5,620)	(61,680)
Segment assets	2,200,846	970,690	2,372,301	3,508,279	9,052,116	(1,559,626)	7,492,490
Segment liabilities	1,107,415	629,106	1,488,024	2,239,121	5,463,666	394,098	5,857,764

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2024

For the six months period ended June 30, 2023:

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	431,608	322,188	533,812	552,224	1,839,832	—	1,839,832
Inter-segment revenue (i)	19,104	106,590	—	—	125,694	(125,694)	—
Segment revenue	450,712	428,778	533,812	552,224	1,965,526	(125,694)	1,839,832
External cost of service	(134,614)	(313,297)	(384,414)	(319,893)	(1,152,218)	—	(1,152,218)
Inter-segment cost of service (i)	(105,862)	(17,441)	—	—	(123,303)	123,303	—
Segment cost of service	(240,476)	(330,738)	(384,414)	(319,893)	(1,275,521)	123,303	(1,152,218)
Gross profit	210,236	98,040	149,398	232,331	690,005	(2,391)	687,614
External selling expenses	(79,581)	(9,464)	(2,928)	(4,528)	(96,501)	(270)	(96,771)
Segment selling expenses	(79,581)	(9,464)	(2,928)	(4,528)	(96,501)	(270)	(96,771)
External administrative expenses	(36,285)	(45,743)	(87,660)	(92,392)	(262,080)	—	(262,080)
Inter-segment administrative expenses	(405)	(2,676)	—	—	(3,081)	3,081	—
Corporate expenses	(38,279)	(33,220)	(2,946)	—	(74,445)	1,064	(73,381)
Segment administrative expenses	(74,969)	(81,639)	(90,606)	(92,392)	(339,606)	4,145	(335,461)
Impairment losses on trade receivables	388	1,085	(3,356)	(767)	(2,650)	(125)	(2,775)
Other expenses
Other income	518	2,580	12,876	12,024	27,998	1	27,999
Inter-segment other income	5,150	497	—	—	5,647	(5,647)	—
Other income	5,668	3,077	12,876	12,024	33,645	(5,646)	27,999
Segment operating profit (loss)	61,742	11,099	65,384	146,668	284,893	(4,287)	280,606
Share of profit of equity accounted investees, net of taxes	1,047	—	1,784	—	2,831	—	2,831
Exchange difference, net	1,476	1,723	76,365	17,556	97,120	(53,858)	43,262
Interest expense, net	(13,569)	(20,942)	(43,494)	(136,623)	(214,628)	(46,048)	(260,676)
Segment profit (loss) before tax	50,696	(8,120)	100,039	27,601	170,216	(104,193)	66,023
Other disclosures
Depreciation and amortization	(14,524)	(20,258)	(18,865)	(62,648)	(116,295)	(4,538)	(120,833)
Capital expenditure	(7,436)	(7,141)	(39,474)	(10,197)	(64,248)	(4,633)	(68,881)
Segment assets	2,016,170	880,518	2,100,475	3,716,132	8,713,295	(1,526,330)	7,186,965
Segment liabilities	982,079	593,995	1,363,770	2,272,997	5,212,841	119,632	5,332,473

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.